

January 22, 2024

Emmanuel Caprais
Chief Financial Officer
ITT Inc.
100 Washington Boulevard, 6 Floor
Stamford, Connecticut 06902

> **Re: ITT Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated January 12, 2024**
> **Form 8-K Furnished November 2, 2023**
> **File No. 001-05672**

Dear Emmanuel Caprais:

We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note your response to prior comment 1. As previously communicated, we continue to believe your non-GAAP measures of total segment operating income, total segment operating margin, total adjusted segment operating income and total adjusted segment operating income margin do not comply with Question 100.01 of the non-GAAP C&DIs. Therefore, as previously requested, please revise to remove these measures from any future Form 10-Q and Form 10-K filings, Form 8-K earnings releases, and earnings presentations on your website.

Key Performance Indicators and Non-GAAP Measures, page 40

2.   Please revise the reconciliation of adjusted income from continuing operations to present each adjustment gross of tax with the total related tax effect as a separate adjustment, which is clearly explained. Refer to Question 102.11 of the non-GAAP C&DIs.

3.   Please revise to include a reconciliation of adjusted EPS to GAAP earnings per share. Refer to Question 102.05 of the non-GAAP C&DIs.

Form 8-K Furnished November 2, 2023

Exhibit 99.1, page 13

4.   We note your schedule titled "Reported vs. Adjusted Income from Continuing Operations & Adjusted EPS" appears to include non-GAAP measures that are not appropriately identified, such as income from continuing operations before tax, income from continuing operations, etc. Please revise to identify each non-GAAP measure along with the appropriate disclosures required by Item 10(e)(1)(i) of Regulation S-K. Alternatively, revise to remove such lines from your reconciliation or revise the form of your reconciliation so as to not create unintended non-GAAP measures.

   Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology